Robert M. Kurucza 202.346.4151 rkurucza@goodwinlaw.com	Goodwin Procter LLP 901 New York Avenue, N.W. Washington, D.C. 20001 T: 202.346.4000 F: 202.346.4444 goodwinlaw.com

October 26, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
Attn: Mr. Ken Ellington

Re:	North Square Investments Trust
Response to Staff Comments on Registration Statement on Form N-1A
File Nos. 811-23373; 333-226989

Dear Mr. Ellington:

On behalf of North Square Investments Trust (the “Registrant”), we are submitting this letter in response to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) on October 25, 2018 regarding Pre-Effective Amendment No.1 to the Registrant’s registration statement on Form N-1A, as filed on October 23, 2018 (the “Registration Statement”).

A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used below have the same meaning as in the Registration Statement.

1.
Comment: In a pre-effective amendment to the Registration Statement, please file as an exhibit a copy of the independent auditor’s consent relating to the financial statements of the Predecessor Funds.

Response: Comment accepted.

2.
Comment: In “Note 2 – Related-Party Transactions” to the financial statements for the North Square Multi-Strategy Fund, please revise the disclosure regarding the duration in which recoupment may be made by the Adviser to conform with the corresponding disclosure in the Prospectus.

Response: The Registrant has made the requested revision.

3.
Comment: In the “Expense Example” for the North Square Oak Ridge Small Cap Growth Fund, please confirm that the 3-, 5-, and 10-year periods reflect the effect of the contractual fee waivers only for the periods in which the current fee waivers are in effect, which is until February 19, 2021.

Mr. Ellington
October 26, 2018

Response: The Registrant has made the requested revision.

4.
Comment: In the “Fee and Expense Table” for Class I shares of the North Square Global Resources & Infrastructure Fund, the Total Annual Fund Operating Expenses is listed as 2.29%, but it appears that the amount should be 2.04%. Please revise.

Response: The Registrant has made the requested revision.

5.
Comment: In the “Expense Example” for Class I shares of the North Square Global Resources & Infrastructure Fund, the expense for the 5-year period is listed as $924, but it appears that the amount should be $929. Please revise.

Response: The Registrant has made the requested revision.

* * *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 346-4151 or my colleague, Andrew L. Zutz, at (202) 346-4116 if you wish to discuss this correspondence further.

Sincerely,

/s/ Robert M. Kurucza

Robert M. Kurucza

cc:	Mark D. Goodwin, North Square Investments, LLC
Alan E. Molotsky, North Square Investments, LLC Andrew L. Zutz, Goodwin Procter LLP